May 9, 2005	Dean F. Hanley Boston Office (617) 832-1128 dhanley@foleyhoag.com

Hugh Fuller, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	CACI International Inc
Form S-3 filed February 14, 2005
Registration No. 333-122748

Form 10-K filed September 13, 2004 and
Form 10-Q filed February 9, 2005
File no. 1-31400

Dear Mr. Fuller:

On behalf of CACI International Inc (“CACI”), set forth below are responses to the comments provided to CACI by the staff of the Securities and Exchange Commission (“SEC”) in a letter dated March 16, 2005 (the “Comment Letter”). Each response follows the corresponding numbered comment contained in the Comment Letter. In some instances, CACI has responded to the comments in the Comment Letter by making changes to the disclosure set forth in the Registration Statement on Form S-3 referenced above (the “Registration Statement”) and requesting changes to the legal opinion attached as Exhibit 5.1 to the Registration Statement. Such changes are reflected in Amendment No. 1 to the Registration Statement being filed with the SEC by electronic submission contemporaneously with this letter (“Amendment No. 1”).

Form 10-K

Item 9A. Controls and Procedures, page 29

Form 10-Q

Item 4. Controls and Procedures, page 21

1. SEC Comment: We note that you state that there were “no significant changes” to CACI’s internal controls during the periods covered by the above two reports. Item 308(c) of Regulation S-K requires that you disclose any changes that have materially affected or are reasonably likely to materially affect CACI’s internal control over financial reporting. Please tell us whether there were no changes that would have

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Securities and Exchange Commission

May 9, 2005

a material affect or were likely to have a material affect upon CACI’s internal control over financial reporting or that there were such changes.

1. Response: We confirm that there were no changes that had a material affect or were likely to have a material affect upon CACI’s internal control over financial reporting during the periods covered by the periodic reports referenced above.

Form S-3

Incorporation by Reference, page 23

2. SEC Comment: We wish to remind you that you must amend this registration statement to incorporate all Exchange Act reports or amendments thereto filed after the date upon which you filed this registration statement.

2. Response: We have incorporated all Exchange Act reports filed since the date of the Registration Statement in Amendment No. 1.

Legal Opinion

3. SEC Comment: The assumptions in the first paragraph on page 3 of your opinion as to “duly incorporated” status and the authority to issue and to sell securities are inappropriate. If counsel believes these legal issues must be resolved to render its opinion, it should indicate its views as to those matters. Please revise.

3. Response: We have revised our legal opinion to delete the paragraph of our legal opinion containing the qualifications to which you refer.

4. SEC Comment: Please advise us orally whether or not the reference to Delaware General Corporation Law includes the state constitution and state court decisions.

4. Response: Our reference to the Delaware General Corporation Law includes the Delaware state constitution and Delaware state court decisions.

5. SEC Comment: Please revise the fourth paragraph on page 3 to state that the proposed form of indenture complies with applicable laws and that it does not breach agreements or instruments. We will not object to assumptions concerning the terms of Debt Securities issued in conformity with the Form of Indenture.

5. Response: We note that Item 601(b)(5)(i) of Regulation S-K requires that the registrant furnish “an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.” Therefore, in response to your request. we have revised our legal opinion to delete qualifications (y) and (z) in numbered paragraph 1 of our opinion.

Securities and Exchange Commission

May 9, 2005

We will provide separately, for the convenience of the Staff, copies of revised Exhibit 5.1, marked to indicate the changes described herein.

Please do not hesitate to call me at (617) 832-1128 with any questions. Thank you for your assistance.

Very truly yours,

Dean F. Hanley

DFH/jg